Condensed Consolidated Interim Financial Statements
June 30, 2014
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
		2014	2013	2014	2013
	Note

Revenues	3	107,307	68,191	212,303	128,341
Cost of sales:	4
Production costs		(80,642)	(55,268)	(166,199)	(95,825)
Depletion and amortization		(13,331)	(8,331)	(23,983)	(14,710)
Earnings from mining operations		13,334	4,592	22,121	17,806

General and administrative		(2,920)	(4,374)	(7,994)	(9,351)
Exploration and evaluation		(2,484)	(2,374)	(4,232)	(5,011)
Other income (expenses)	5	(3,817)	2,038	(1,650)	1,661
Write-down of marketable securities	6	(419)	(4,363)	(419)	(13,750)
Income (loss) before financing costs and income taxes		3,694	(4,481)	7,826	(8,645)

Finance expenses	7	(6,535)	(5,761)	(13,182)	(8,054)
Finance income	8	942	2,052	2,064	3,794
Foreign exchange gain (loss)		5,784	(6,451)	(2,308)	(10,751)
Income (loss) before income taxes		3,885	(14,641)	(5,600)	(23,656)

Income tax recovery (expense)	9	(1,257)	(80)	(920)	(1,547)
Net income (loss) for the period		2,628	(14,721)	(6,520)	(25,203)

Other comprehensive income (loss), net of tax:
Unrealized income (loss) on available-for-sale financial assets		(1,473)	(581)	2,036	(3,141)
Reclassification for permanent impairment on available for sale financial assets, included in the net loss		-	-	-	8,213
Total other comprehensive income (loss) for the period		(1,473)	(581)	2,036	5,072

Total comprehensive income (loss) for the period		1,155	(15,302)	(4,484)	(20,131)

Earnings (loss) per share
Basic		0.01	(0.08)	(0.03)	(0.13)
Diluted		0.01	(0.08)	(0.03)	(0.13)

Weighted average shares outstanding (thousands)
Basic		194,855	192,197	194,285	191,632
Diluted		195,178	192,197	194,285	191,632

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
		2014	2013	2014	2013
	Note

Operating activities
Net income (loss) for the period		2,628	(14,721)	(6,520)	(25,203)
Adjustments for:
Depletion and amortization		13,380	8,461	24,115	14,979
Income tax expense (recovery)	9	1,257	80	920	1,547
Share-based compensation expense		478	213	2,561	1,568
Change in fair value of copper put options	5	4,161	(1,756)	3,079	(668)
Finance expenses (income)	7,8	5,592	5,201	11,117	5,190
Unrealized foreign exchange loss (gain)		(7,198)	6,437	1,282	10,577
Write-down of marketable securities	6	419	4,363	419	13,750
Other operating activities		(330)	1,004	(348)	901
Net change in non-cash working capital	17	(6,836)	16,449	227	(654)
Cash provided by (used for) operating activities		13,551	25,731	36,852	21,987

Investing activities
Purchase of property, plant and equipment		(6,448)	(18,375)	(12,092)	(72,117)
Investment in financial assets		-	(1,662)	(8,109)	(1,677)
Interest received		79	780	171	942
Proceeds from sale of financial assets		-	20,050	-	20,050
Investment in long-term prepaids		-	(1,350)	-	(5,100)
Other investing activities		-	(196)	-	(412)
Cash provided by (used for) investing activities		(6,369)	(753)	(20,030)	(58,314)

Financing activities
Repayment of debt		(7,953)	(5,520)	(14,095)	(10,593)
Interest paid		(9,399)	(8,766)	(10,405)	(9,582)
Common shares issued for cash		2,094	1,620	2,574	1,949
Proceeds from debt issuance		-	10,733	-	11,330
Cash provided by (used for) financing activities		(15,258)	(1,933)	(21,926)	(6,896)

Effect of exchange rate changes on cash and equivalents		(1,263)	1,306	(400)	1,724
Increase (decrease) in cash and equivalents		(9,339)	24,351	(5,504)	(41,499)
Cash and equivalents, beginning of period		86,700	69,145	82,865	134,995
Cash and equivalents, end of period		77,361	93,496	77,361	93,496

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		June 30,	December 31,
		2014	2013
	Note

ASSETS
Current assets
Cash and equivalents		77,361	82,865
Accounts receivable		28,296	4,532
Other financial assets	10	60,235	69,729
Inventories	11	35,467	47,174
Current tax receivable		19,003	18,284
Prepaids		7,320	6,354
		227,682	228,938

Other financial assets	10	39,014	38,272
Property, plant and equipment	12	691,502	678,580
Prepaids		7,920	10,543
Other receivables		15,985	13,895
		982,103	970,228

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		38,528	26,864
Current portion of long-term debt	14	24,628	22,625
Interest payable		3,446	3,435
Other financial liabilities	13	48,576	63,985
		115,178	116,909

Long-term debt	14	255,744	259,515
Other financial liabilities	13	244	565
Provision for environmental rehabilitation ("PER")		85,356	69,673
Deferred tax liabilities		98,666	97,350
		555,188	544,012

EQUITY
Share capital	15	376,382	372,274
Contributed surplus		39,582	38,507
Accumulated other comprehensive income (loss) ("AOCI")		6,979	4,943
Retained earnings		3,972	10,492
		426,915	426,216
		982,103	970,228

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed		Retained
	capital	surplus	AOCI	earnings	Total

Balance at January 1, 2013	368,128	37,487	(5,365)	45,331	445,581
Exercise of options	2,922	(972)	-	-	1,950
Share-based compensation	-	1,309	-	-	1,309
Total comprehensive income (loss) for the period	-	-	5,072	(25,203)	(20,131)
Balance at June 30, 2013	371,050	37,824	(293)	20,128	428,709

Balance at January 1, 2014	372,274	38,507	4,943	10,492	426,216
Exercise of options	4,108	(1,534)	-	-	2,574
Share-based compensation	-	2,609	-	-	2,609
Total comprehensive income (loss) for the period	-	-	2,036	(6,520)	(4,484)
Balance at June 30, 2014	376,382	39,582	6,979	3,972	426,915

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited consolidated interim financial statements of the Company as at and for the period ended June 30, 2014 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Board on July 28, 2014.

(b) Changes in accounting policies and disclosures

IAS 32 Financial instruments: presentation (IAS 32)

The Company adopted IAS 32 on January 1, 2014. IAS 32 establishes principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities.

Based on the Company’s analysis, IAS 32 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Based on the Company’s analysis, IFRIC 21 did not have an impact on the consolidated financial statements for the current period or prior periods presented.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

3.	REVENUE

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Copper concentrate	94,755	64,911	193,649	121,337
Copper cathode	1,421	-	1,421	33
Total copper sales	96,176	64,911	195,070	121,370
Molybdenum concentrate	10,084	2,517	15,174	5,252
Silver contained in copper concentrate	1,047	763	2,059	1,719
	107,307	68,191	212,303	128,341

4.	COST OF SALES

	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013

Direct mining costs	66,230	45,145	128,951	85,159
Treatment and refining costs	7,287	4,085	14,989	7,497
Transportation costs	4,012	4,397	10,524	7,730
Changes in inventories of finished goods and work in process	3,113	1,641	11,735	(4,561)
Production costs	80,642	55,268	166,199	95,825
Depletion and amortization	13,331	8,331	23,983	14,710
Cost of sales	93,973	63,599	190,182	110,535

Cost of sales consists of direct mining costs, which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair & maintenance costs, depletion and amortization, operating supplies and external services.

5.	OTHER EXPENSES (INCOME)

	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013
Realized loss on copper derivative instruments	1,501	3,074	3,163	6,147
Unrealized loss (gain) on copper derivative instruments	2,660	(4,830)	(84)	(6,815)
Management fee income	(282)	(282)	(563)	(563)
Other income	(62)	-	(866)	(430)
	3,817	(2,038)	1,650	(1,661)

6.	MARKETABLE SECURITIES

During the period ended June 30, 2014, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required. Accordingly, the Company recorded a pre-tax charge of $419 in profit or loss for the three and six month periods ended June 30, 2014 to reflect this write down (2013: $4,363 and $13,750 respectively for the three and six month periods ended June 30, 2013).

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

7.	FINANCE EXPENSES

	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013
Interest expense	6,018	5,261	12,194	7,003
Accretion on PER	517	500	988	1,051
	6,535	5,761	13,182	8,054

8.	FINANCE INCOME

	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013
Interest income	942	1,952	2,064	3,393
Realized income on dual currency deposits	-	87	-	354
Gain on sale of marketable securities	-	13	-	47
	942	2,052	2,064	3,794

9.	INCOME TAX EXPENSE (RECOVERY)

	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013
Current expense (recovery)	143	(7,695)	(91)	(7,395)
Deferred expense (recovery)	1,114	7,775	1,011	8,942
	1,257	80	920	1,547

10.	OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2014	2013
Current:
Copper put option contracts (note 18)	599	1,295
Marketable securities – available for sale	11,447	4,951
Red Mile Promissory Note	48,189	63,483
	60,235	69,729
Long-term:
Subscription receipts – available for sale	12,400	12,400
Reclamation deposits	26,614	25,872
	39,014	38,272

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

11.	INVENTORIES

	June 30,	December 31,
	2014	2013
Work in process	1,010	1,250
Finished goods:
Copper contained in concentrate	8,413	20,049
Copper cathode	447	-
Molybdenum concentrate	553	859
Materials and supplies	25,044	25,016
	35,467	47,174

12.	PROPERTY, PLANT & EQUIPMENT

During the three and six month periods ended June 30, 2014, the company capitalized stripping costs of $4,505 and $7,847, acquired mining property, plant and equipment of $2,892 and $16,743 and incurred depletion and amortization in mining operations of $13,380 and $24,115. The rehabilitation cost asset increased by $10,982 and $15,299 respectively, as a result of changes in estimates during the period including market driven discount rate changes.

13.	OTHER FINANCIAL LIABILITIES

	June 30,	December 31,
	2014	2013
Current:
Red Mile royalty obligation	48,532	63,854
Deferred revenue – Red Mile royalty obligation	44	131
	48,576	63,985
Long-term:
Income tax obligations	-	272
Deferred share units	244	293
	244	565

14.	DEBT

	June 30, 2014		December 31, 2013

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	18,108	18,129	13,674	13,036
Secured equipment loans	6,520	6,728	8,951	8,899
	24,628	24,857	22,625	21,935

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Long-term:
Senior notes	209,369	213,637	208,349	211,540
Capital leases	31,223	31,259	33,138	31,592
Secured equipment loans	15,152	15,636	18,028	17,926
	255,744	260,532	259,515	261,058

All debt instruments are classified as a level 2 financial instrument (note 20).

15.	EQUITY

(a) Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2014	193,382
Exercise of share options	1,618
Common shares outstanding at June 30, 2014	195,000

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share-Based Compensation

During the three and six month periods ended June 30, 2014, the Company granted 145,000 and 3,963,000 share options to employees. These options have a weighted-average exercise price of $2.38 and $2.27 per share option with a term of 3 to 5 years and vest in equal amounts over two years. The weighted-average fair value of the share options issued was estimated at $0.96 and $1.07 per share option using the Black Scholes Option Pricing Model with the following assumptions:

	Three Months	Six Months
	Ended,	Ended,
	June 30, 2014	June 30, 2014
Weighted Average Forfeiture Rate (%)	-	-
Weighted Average Market Price	2.37	2.26
Weighted Average Volatility (%)	48.85	55.39
Weighted Average Risk Free Interest Rate (%)	1.43	1.63
Weighted Average Dividend Yield (%)	-	-
Weighted Average Expected Life (years)	4.38	4.72

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the first quarter of 2014, the Company issued 66,079 DSUs to directors (2013: 133,333). The DSUs were valued at $2.27 (2013: $3.18) per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at June 30, 2014 was 99,371 units (2013: 133,333). A loss of $50 and $190 has been recognized for the three and six month periods ended June 30, 2014 respectively (2013: $118 gain, $259 loss).

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

16.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

At June 30, 2014, the Company’s share of capital and operating commitments totaled $3,413 and $7,866 respectively.

(b) Contingencies

The Company has guaranteed 100% of certain debt entered into by the Gibraltar Joint Venture in which it holds a 75% interest. As at June 30, 2014, this debt totaled $65,775 on a 100% basis. The Company has also guaranteed its share of additional debt totaling $21,672 on a 75% basis.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013

Change in non-cash working capital items
Accounts receivable	(10,704)	14,430	(23,764)	5,186
Inventories	3,012	(2,958)	11,707	(11,759)
Prepaids	(67)	1,369	1,657	(1,779)
Accounts payable and accrued liabilities	1,517	7,256	11,529	7,491
Interest payable	(144)	(3,838)	(2)	167
Income tax (paid)/received	(450)	190	(900)	40
	(6,836)	16.449	227	(654)
Non-cash investing and financing activities
Assets acquired under capital lease	-	10,043	11,106	19,915
Interest earned on promissory note	(699)	(895)	(1,489)	(1,832)
Interest expense on royalty obligation	731	191	1,462	382
Royalty obligation settled by promissory note	-	-	(16,784)	(10,820)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

18.	FINANCIAL RISK MANAGEMENT

Summary of derivatives

	Notional amount	Strike price	Term to maturity	Fair value
At June 30, 2014
Commodity contracts
Copper put option contracts	14.56 million lbs	US$3.00	Q3 2014	271
Copper put option contracts	14.60 million lbs	US$2.75	Q4 2014	328
				599

19.	RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended June 30,		six months ended June 30
	2014	2013	2014	2013
Hunter Dickinson Services Inc.:
General and administrative expenses	740	566	1,340	967
Exploration and evaluation expenses	241	313	467	428
	981	879	1,807	1,395
Gibraltar joint venture:
Other operating income (management fee)	281	282	563	563
Reimburseable compensation expenses	191	66	241	111
	472	348	804	674

	Balance due from (to) as at
	June 30,
	2014	2013
Hunter Dickinson Services Inc.	(164)	(76)
Gibraltar Joint Venture	913	112

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

During the three month period ended March 31, 2014, the Company invested an additional $5,000 in Curis Resources Ltd., a public company that holds mineral property interests, with one director in common with the Company.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

20.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
June 30, 2014
Financial assets designated at FVTPL
Copper put option contracts	-	599	-	599
Available-for-sale financial assets
Marketable securities	11,447	-	-	11,447
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	26,614	-	-	26,614
	38,061	599	12,400	51,060
December 31, 2013
Financial assets designated at FVTPL
Copper put option contracts	-	1,295	-	1,295
Available-for-sale financial assets
Marketable securities	4,951	-	-	4,951
Subscription receipts	-	-	12,400	12,400
Reclamation deposits	25,872	-	-	25,872
	30,823	1,295	12,400	44,518

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at June 30, 2014.

The senior notes, a level 1 instrument, are valued based upon publicly available information. The capital leases and secured equipment loans, level 2 instruments, are fair valued through discounting future cash flows at a rate of 5.28% to 5.37% based on the relevant loans effective interest rate.

The fair values of the level 2 instruments, copper put option contracts and capped floating rate notes, are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The subscription receipts, a level 3 instrument, are initially valued based on a purchase transaction. Subsequent valuations are based on a market approach using prices generated by market transactions involving comparable assets. In addition, the Company considers exploration results specific to the investment, which are communicated through discussions with the investee’s management.